As filed with the Securities and Exchange Commission on September 19, 2000
                               File No. 333-42640
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1
                           Form SB-1/A (Alternative 2)


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         DISCOUNT MORTGAGE SOURCE, INC.
             (Exact name of registrant as specified in its charter)

      Texas                        522200                       75-2882833
 ----------------------------     -----------------------     ------------------
(State or jurisdiction of        (Primary Industrial           I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.

         750 I-30 East, Suite 170, Rockwall, Texas 75087 (972) 771-3863
         ------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                  Michael Kamps
                 750 I-30 East, Suite 170, Rockwall, Texas 75087
                 -----------------------------------------------
(972) 771-3863 (Name, address, including zip code, and telephone number, including area code of agent for service)

         Copies to:         Lamberth & Stewart, PLLC
         ---------
                                Attorneys at Law
                     2840 Lincoln Plaza, 500 N. Akard Street
                               Dallas, Texas 75201
                                 (214) 740-4270
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------

Title of Each          Amount         Proposed Maximum      Proposed             Amount of
Class of Securities    To be          Offering Price        Maximum Aggregate    Registration
to be Registered       Registered     Per Share (1)         Offering Price(1)    Fee
----------------------------------------------------------------------------------------------
Common Stock,
$0.001 par value
Minimum                  240,000      $0.25                 $  60,000            $ 17
Maximum                2,000,000      $0.25                 $ 500,000            $139
----------------------------------------------------------------------------------------------
Total maximum          2,200,000      $0.25                 $550,000             $269(2)



The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                                                         Initial public offering
                                                                 prospectus

                         Discount Mortgage Source, Inc.

                Minimum of 240,000 shares of common stock, and a
                   Maximum of 2,000,000 shares of common stock
                                 $0.25 per share


         We are making a best efforts offering to sell common stock in our company. We provide an automated online mortgage application and approval process that can be accessed over the internet twenty four hours per day, and since the process is automated, the cost savings are passed on to the consumer by charging lower fees when closing on their mortgage loan. The common stock will be sold by our sole officer and director, Michael Kamps. The offering price was determined arbitrarily and we will raise a minimum of $60,000 and a maximum of $500,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on December 31, 2000 and should we not sell the minimum amount, the funds will promptly be returned to the investors and no interest will be paid on these funds.




The Offering:
                                     Minimum offering                   Maximum offering
                               -------------------------          -------------------------
                               Per Share         Amount           Per Share         Amount
                               ---------        --------          ---------        --------


Public Offering Price . . .        $0.25        $ 60,000           $0.25           $500,000
Offering expenses                  $0.07          16,769            0.02             33,769
                                   -----        --------          ---------        --------
Net proceeds                       $0.18        $ 43,231           $0.23           $466,231


There is currently no market for our shares and no market may ever develop for our shares.

                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on Page 3.

             Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------


                   This Prospectus is dated September 19, 2000

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on July 11, 2000 in the State of Texas. We are engaged in the application of mortgage loans over the internet. To date we have had three applications for loans. The first loan application closed on July 24, 2000 on which we earned revenue of $995.00. The other two are in the underwriting process. The funds from this offering will allow us to begin advertising, make strategic marketing alliances and make agreements with other suppliers in order to increase sales. The minimum funds raised in this offering will take us to a point where we reach the operating stage.

         As well as being a newly formed company, we:

         o        are controlled by one individual;
         o rely on our sole officer and director to manage the business, this offering and continuing operations to see us through to profitability;
         o have limited operating history with little revenue from operations;
         o operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do; and
         o received a report from our independent certified public accountant gave us a 'going concern' opinion which states that we do not have sufficient capital or operations to show that we can continue as a viable business for the coming year.


THE OFFERING
                                                       Minimum          Maximum
                                                      ---------        ---------

Common shares offered                                   240,000        2,000,000
Common shares outstanding before this offering        2,200,000        2,200,000
                                                      ---------        ---------
Total shares outstanding after this offering          2,440,000        4,200,000


Officers, directors and their affiliates will not be able to purchase shares in this offering.


USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:

         o        pay expenses of this offering
         o        develop our website to offer more products and better service
         o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


We are a recently formed company, formed in the State of Texas on July 11, 2000, with limited activity and losses that may continue for the foreseeable future.

We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 81.96% (or 47.62% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through June 2001. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

We are dependent on mortgage lender relationships to approve our borrowers and if we lose these relationships without replacing them, our business could decline and cause your investment to become worthless.

We are dependent on four mortgage lender relationships to funds on mortgage loans since we act as a broker. These lenders are under no obligation to continue their relationships with us or make a loan to any potential borrower we present to them. Our reliance on this group of lenders makes our origination volume more susceptible to changes in the rates, services and products such lenders offer. The loss of our relationship with any of these lenders, or the failure of these lenders to offer competitive terms, could have a material adverse impact on our ability to attract borrowers and close loans which could cause the value of your investment to decline or become worthless.

If there are interruptions or delays in obtaining appraisal, credit reporting, title searching and other underwriting services from third parties, we may experience customer dissatisfaction and difficulties closing loans which would affect our revenue and the value of your investment would decline or become worthless.

We rely on other companies to perform certain aspects of the loan underwriting process, including appraisals, credit reporting and title searches. If the provision of these ancillary services were interrupted or delayed, it could cause delays in processing and closing loans for our customers. The value of the service we offer and the ultimate success of our business are dependent on our ability to secure the timely provision of these ancillary services by the third parties with whom we have these relationships. If we are unsuccessful in securing the timely delivery of these ancillary services we will likely experience customer dissatisfaction and our revenue would suffer causing the value of your investment to decline or to become worthless.

If interest rates rise, demand for mortgages generally declines which in turn affects our revenue adversely and will cause your investment to decline in value.

The residential mortgage business depends upon the overall levels of sales and refinancing of residential real estate as well as on mortgage loan interest rates. An increase in interest rates, which is outside our control, could have a material adverse impact on our business. Rising interest rates discourage refinancing activities and generally reduce the number of home sales that occur. If interest rates should rise, our revenue could be adversely affected and the value of your investment will decline.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION


         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The projected book value of our common stock as of July 15, 2000 was $25,175 or $0.01 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.25 per share, after deducting estimated offering expenses), our projected book value as of July 15, 2000 would be approximately $68,406 or $0.03 per share, if the minimum is sold, and $491,406 or $0.12 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.25 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

         o if the minimum of 240,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.03 per share and an immediate increase in book value per common share to our current stockholders.
         o if the maximum of 2,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.25 to $0.13 per share and an immediate increase in book value per common share to our current stockholders.



The following table illustrates this per share dilution:



                                                        Minimum          Maximum
Assumed initial public offering price                    $0.25            $0.25


Projected book value as of July 15, 2000                 $0.01            $0.01
Projected book value after this offering                 $0.03            $0.12
Increase attributable to new stockholders:               $0.02            $0.11

Projected book value

    as of July 15, 2000 after this offering              $0.03            $0.12
Decrease to new stockholders                            ($0.22)          ($0.13)
Percentage dilution to new stockholders                   84 %             20 %


         The following table summarizes on a projected basis as of July 15, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


Minimum offering
----------------
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                             owned                  owned                paid            share
-------------------------------------------------------------------------------------------------

Current
shareholders                2,200,000                90.1              $ 27,000         $ 0.012

New investors                 240,000                 9.9              $  60,000        $ 0.25
                            ---------------------------------------------------------------------

Total                       2,440,000               100.0              $  74,000

Maximum offering
----------------
                             Number                 Percent                             Average
                            of shares              of shares            Amount          price per
                              owned                  owned                paid            share
-------------------------------------------------------------------------------------------------
Current
shareholders                2,200,000                52.4              $   27,000       $ 0.012

New investors               2,000,000                47.6              $ 500,000        $ 0.25
                            ---------------------------------------------------------------------

Total                       4,200,000               100.0              $ 527,000


                              PLAN OF DISTRIBUTION



         This is a direct participation offering of our common stock and is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Michael Kamps. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Kamps, introduced to Mr. Kamps and personally contacted by him or referred to him.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by December 31, 2000.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.


                                 USE OF PROCEEDS


         The total cost of the offering is estimated to be $16,769 if the minimum is sold, or $33,769 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:


                                                        $60,000         $500,000
                                                        minimum          maximum
--------------------------------------------------------------------------------
Legal, accounting & printing expenses                     9,500           26,500
Other offering expenses                                   7,269            7,269
Net proceeds to company                                  43,231          466,231
                                                       --------        ---------
Total                                                  $ 60,000        $ 500,000

The following describes each of the expense categories:

         o legal, accounting and printing expense is the estimated costs associated with this offering; o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.


         The following table shows how we plan to use the net proceeds to the company:


                                                       $60,000          $500,000
                                                       minimum           maximum
--------------------------------------------------------------------------------
Development of website                                $ 10,000         $  50,000
Office equipment                                         4,000            46,000
Salaries                                                  -0-             78,000

Internet security                                         -0-             27,000
Advertising our website                                 19,000           215,000
Expenses in adding new products/services                 5,000            30,000
General corporate overhead                               5,231            20,231
                                                      --------         ---------
Proceeds to company                                   $ 43,231         $ 466,231

         We have a fully operational website which is our main asset. To date, our internet activity is limited and we have little revenue from operations. We have three loans in process of which one closed on July 24, 2000, resulting in revenue of $995.00.


                             DESCRIPTION OF BUSINESS


         We were incorporated in Texas on July 11, 2000. Our founder, Michael Kamps is our sole director, officer and employee and broker of record and holds 2,000,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.


         We are an internet-based loan marketplace for consumers and lenders. Currently, we operate the web site http://discountmortgagesource.com, offering 15 and 30 year fixed rate mortgages up to and including $252,700. Year to date, the total broker compensation on loan volume has been $995. Given prevailing market conditions, a traditional mortgage broker source would have earned $4,000 on the same loan volume. We recognize the market niche of lower broker fees, and are developing additional product offerings that will provide for loans up to $1,000,000, with the expectation fees will increase proportionately. To date we have had three mortgage loan applications. The first loan closed on July 24, 2000 generating $995.00 revenue to us and the other two are in the approval and/or closing process.

         Mortgage lending on the internet can offer borrowers an easier, faster and less expensive way to obtain mortgage loans. We have designed this platform to decrease the cost of originating, closing and selling loans, so consumers who obtain a loan via our technology platform will save money when compared to obtaining a loan using a traditional lender. We offer borrowers an alternative to the traditional mortgage transaction, allowing the consumer more control over terms and conditions through an easy to use interactive web based mortgage model. We believe this process results in greater satisfaction to the consumer due to them being in control of the information and the process.

         We recognize some borrowers have credit or other issues which may cause an underwriter to decline their loan request. Consequently, the assistance of a good loan officer is justified. However, it is our President's experience that many borrowers do not have credit problems. They know exactly what their financial capabilities are, where they are getting the down payment funds, what type of mortgage they want, and so on. It is for these types of customers that our company was founded. The borrower simply completes an on-line application and submits it to the processor. The processor ensures that all the information is complete and correct and electronically submits the application to an automated underwriter which either approves or declines the loan. If the loan is approved, the borrower is notified of the approval along with any conditions determined by the automated underwriter. If the loan request is declined, we will notify the customer and recommend the use of a loan officer. We do not employ loan officers, believing the filling of the niche in the marketplace for informed and knowledgeable borrowers to be our focus.

The United States Mortgage Market:

         The United States residential mortgage market is a substantial and growing part of the U.S. economy. According to the Mortgage Bankers Association, outstanding consumer mortgage debt exceeded $4.3 trillion at the end of 1998. Loan origination volume in the U.S. reached a record high of $1.5 trillion in 1998, compared to $834 billion in 1997. The residential mortgage market is fragmented, with the largest mortgage lender, Norwest Mortgage, accounting for only 7.7% of funded loans in 1998 (source: FiNet.com, Inc. S-1 filing dated August 31, 1999).

         With the advent of on-line and e-commerce technologies, loan originations can be made electronically, resulting in cost and time savings to consumers and the mortgage brokers who assist those consumers. Although the on-line mortgage industry is still relatively new, it is expected to grow rapidly. According to Forrester Research, the market for on-line mortgage originations is expected to grow from an estimated $18.7 billion in 1999 to over $91.2 billion in 2003, representing an increase in on-line mortgage originations from 1.5% of the existing market in 1999 to 9.6% of the projected market in 2003 (source: Mortgage.com, Inc. S-1 filing, June 26, 2000).

Marketing and Growth Strategy:

         Our marketing strategy is to promote our name and attract mortgage borrowers to our website. To attract users to our website, we have relied on word of mouth and being one of many on-line mortgage companies that come up on search engines.

         As we develop name brand recognition, we intend to develop marketing programs that will include the use of strategic purchases of online advertising to place advertisements in areas in which it believes it can reach its target audience. We also aspires to engage in a number of marketing activities in traditional media such as advertising in print media, on radio and other events. DMS also aspires to advertise in a number of targeted publications. We also propose to purchase online advertising and sponsorships on selected websites with high affinity to consumer credit such as websites relating to real estate and personal finance, as well as sponsoring certain keywords on the major search engines. For example, when a search is made for the keywords "loan" or "mortgage," a DMS banner advertisement may appear.

         The on-line nature of our business enables us to offer our services nationwide and does not require us to establish a physical presence in new markets. However, we must be licensed in any state where we make loans. While we currently make loans in Texas we expect that the expanded geographic scope of our e-commerce lending capabilities will cause the proportion of loans we make outside of Texas to increase. In addition, we intend to become licensed in the states in which we are not currently licensed to originate mortgage loans.

         It is our objective to be a leading provider of e-commerce on-line mortgages. Key elements of our marketing and growth strategy include:

Plans:

o Direct e-mail. We use e-mail to prompt consumers to visit our website, communicate with consumers throughout the lending process, and promote loan closing;
o        Direct mail to Realtors;
o Agreements with search engines so that our site will be near the top/front of searches for our product;
o        Build and promote our brand;
o Selected print media such as Realtor publications, real estate section of local newspapers and regional issues of the Wall Street Journal;
o Selected radio spots primarily on stations featuring a news/talk format.

As mentioned, we aspire to expand our e-commerce capability to include:

o        Partnering with industry leaders to quickly acquire customers;
o Pursue multiple and recurring revenue streams. In addition to originating single family home mortgages through our Web site, we intend to expand those product offering to include other financial services and products;
o        Relationships with high traffic webites;
o        Strategic purchases of online advertising;
o Sponsorships on selected websites with high affinity to consumer credit such as those relating to real estate and personal finance;
o Sponsoring key words on major search engines. For example, when a search is made for key words like "loan" or "mortgage", a DMS banner advertisement may appear;
o Cross Selling. Through our cross-sell efforts, consumers will have the opportunity to purchase related products and services at various points in the loan process. Future cross- sell offerings are proposed to include credit cards, homeowners' insurance, and life insurance. We intend to increase the breadth of our cross-sell efforts;
o Selling goods and services promoted to our advertisers' storefronts; o Electronic marketplaces;
o        Exchanges; and
o        Selling goods and services from our proprietary virtual store.

Competition:

         The following are some of our major competitors in the on-line mortgage origination market: E-LOAN, mortgage.com,QuickenMortgage, iOwn.com, and NextCard; traditional banks and brokers; and existing online referral agents such as GetSmart, Microsoft's HomeAdvisor, Creditland, and MortgageAuction.com. Our success depends upon capturing and maintaining a share of consumers who obtain loans over the internet. In order to do this, we must continue to build on our first mover advantage, continue to increase brand awareness among consumers and lenders, expand our network of lenders, establish additional strategic relationships, and continually upgrade our technology. Many of our current competitors, however, have longer operating histories, greater name recognition, larger customer bases, and significantly greater financial, technical, and marketing resources than we do. In addition, participants in other areas of the financial services industry may enter the consumer loan marketplace.

Operations and Technology:


         Our operations are very simple because everything is automated. We had our website designed so that it is not only simple to use by an individual wishing to finance a home via the internet, which they can do by going to our site http://www.discountmortgagesource.com., but we also designed it so that it is easy for us to administrate on our end.

         We are dependent on mortgage lender relationships to fund our mortgage loans since we act as a broker. We currently have four wholesale lenders. These lenders have agreed to purchase loans originated by us provided that the loans meet their underwriting guidelines. We expect to establish additional relationships should our volume increase or if we determine it is advantageous to do so. Although the lenders are under no obligation to continue their relationships with us, our sole officer and broker of record has never had a relationship with a lender terminated, nor has any lender declined to establish a relationship with him. However, the loss of our relationship with these lenders coupled with the failure to add new lender relationships, would have a material adverse impact on our business and could cause the value of your investment to decline or become worthless.


         We have built a complete processing system to handle all phases of the loan process for those who have good credit. The market in which the we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements and changing customer demands. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to continually improve the performance, features and reliability of its service in response to competitive service and product offerings and evolving demands of the marketplace. The failure of the Company to adapt to such changes would harm the company's business. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures by the company to modify or adapt its services or infrastructure. If we only raise a small amount in this offering and technology changes too rapidly, we may not have the funds to devote to these changes and if this happens, your investment may become worthless.

                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering. Discount Mortgage Source, Inc. is a statewide (State of Texas) mortgage lender. We are currently seeking to raise between $60,000 and $500,000 to expand our business. Our market is defined as those borrowers having excellent credit, seeking to borrow between $100,000 and $252,700 secured by their personal residences (either purchase or refinance) and who are willing to apply for such credit over the internet.

         Our initial concentration will be in the Austin, Texas market, as it has been the experience of our broker of record that consumers (borrowers) in Austin are more likely to utilize the internet than consumers in any other metropolitan region of the state.

Assuming we raise the minimum amount in this offering, netting approximately $43,231 to the company, we will be able to fund the following:

         o        Design and printing of brochures;
         o        Design enhancements to the existing website;
         o        Direct mail to the Realtors(R)in the Austin, Texas area;
         o Travel and refreshment costs for broker to hold Realtor(R) meetings in the Austin area, introducing Realtors(R) to the Discount Mortgage Source concept and website;
         o Advertising on news/talk format radio stations in the Austin area.

         At this level of funding, we would outsource our processing at a cost of $300 per loan until we were closing at least 20 loans per month. It is anticipated that a processor would be able to handle approximately 35-45 loans per month. When we reach the level of hiring a processor, we will also need computer equipment and processing software costing about $16,000. This equipment could be leased or purchased.

         At this level of funding, we will be profitable and operationally self sustaining and will not need to raise additional capital for operations.


Assuming we raise the maximum amount in this offering, netting approximately $466,231 to the company, we will be able to accomplish the following in addition to the activities listed above:

         o Quickly expand the Austin model to other metropolitan areas of Texas, without having to wait for profits from Austin to finance the expansion;
         o Identify other promising states in which to do business, and obtain licensing in those states, with a view to becoming a nationwide lender;
         o Be approved by FNMA (Fannie Mae) and FHLMC (Freddie Mac) as a "seller servicer", allowing us to build additional income/value by servicing the product we originate;
         o        Obtain a warehouse line of credit, allowing us more control of closings and the opportunity for additional income.

                             DESCRIPTION OF PROPERTY

         Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $150.00 per month. This arrangement will start in August 2000 and continue until such time as the Company needs and can afford to lease its own office facilities.

         We also lease space on an internet service provider's server based upon the amount of memory we use.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

         Name                     Age          Position
--------------------------------------------------------------------------------
         Michael Kamps            42           President; Secretary and Director

Background of Directors and Executive Officers:

Michael Kamps. Mr. Kamps, a 42 year old native Texan, formed the company and at this time is its only officer and director. He graduated from Texas A&M University, College Station Texas in 1979, and since that time has been involved in many aspects of the financial and real estate industries. Mr. Kamps has held numerous licenses and certifications, including that of Certified Public Accountant, and licensed Real Estate and Insurance agent. Mr. Kamps has been a mortgage loan broker since 1986. As of January, 2000, mortgage loan officers and brokers are required to be licensed in the State of Texas, and Mr. Kamps is licensed as a Mortgage Broker. Since July, 1996, Mr. Kamps has been President of Heritage Funding Company, LLC, a full service mortgage brokerage firm.

         Initially, Mr. Kamps will not spend full time on the activities of the company since his current activities would take up some of his time. In addition, the company's activities need very little time since most steps in the business of the company are automated. These activities include operating Heritage Funding Company, LLC, a traditional - as opposed to a fully automated internet based - residential mortgage company. Mr. Kamps can devote more and more time to the activities of the company as time goes on since his employees can run Heritage Funding Company, LLC. and Mr. Kamps can step aside from those responsibilities at any time. Initially, he expects to spend ten hours per week and increase that weekly time as the activities of the company require. Mr. Kamps is prepared to devote himself full time to the success of the company.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 1,500,000 shares of common stock he received for services on July 11, 2000 and has no employment contract with the company.

     Name of Person           Capacity in which he served         Aggregate
Receiving compensation           to receive remuneration        remuneration
--------------------------------------------------------------------------------
     Michael Kamps            President, Secretary              1,500,000 shares
                                   and Treasurer                of common stock


         Mr. Kamps received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.



            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In July 2000, the president of the company received 2,000,000 shares of common stock which we issued to him for $2,000, composed of $500 cash and $1,500 of his services.

         In July 2000, we entered into an agreement with two companies to develop and link our website for which the companies received a total of 200,000 shares valued at $0.125 per share. In addition, we are required to register their shares as part of this offering.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
         o        a director or officer of the issuer;
         o        any principal security holder;
         o        any promoter of the issuer;
         o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding commonstock, and all officers and directors of the company:

                          Name and Address             Amount owned
     Title                     of Owner                before offering   Percent
--------------------------------------------------------------------------------

President, Secretary      Michael Kamps                2,000,000          90.91%
    And Director          750 I-30 East, Suite 170
                          Rockwall, Texas 75087
                                                      --------------------------

Total                                                  2,000,000         100.00%

After offering:    Minimum                             2,000,000          81.96%
--------------
                   Maximum                             2,000,000          47.62%


                            SECURITIES BEING OFFERED


         We are offering for sale common stock in our company at a price of $0.25 per share. We are offering a minimum of 240,000 shares and a maximum of 2,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of July 15, 2000, we had 2,200,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.


         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on July 11, 2000. We have had no disagreements with him on accounting and disclosure issues.

              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS


         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Lamberth & Stewart, PLLC, 2840 Lincoln Plaza, 500 N. Akard Street, Dallas, Texas 75201.


                                     EXPERTS

         The financial statements as of July 15, 2000, and for the period from inception (July 11, 2000) to July 15, 2000 of the company included in this prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                                           Audited
       Balance Sheet:                                   July 15, 2000
       --------------------------------------------------------------

       Working Capital                                        $   175
       Total Assets                                           $25,175
       Total Liabilities                                      $   -0-
       Stockholders' Equity                                   $25,175

                                                  July 11, 2000 (date
                                                     of inception) to
       Statement of Operations:                         July 15, 2000
       --------------------------------------------------------------
       Revenue                                                $   -0-
       Cost of Sales                                          $   -0-
       Operating Expense                                      $ 1,825
       Net Income (Loss)                                      $(1,825)


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of July 15, 2000. Our capitalization is presented on:
o        an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (240,000) we plan to sell in this offering; and
o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (2,000,000) we plan to sell in this offering.
                                                           After          After
                                         Actual           Minimum        Maximum
                                     July 15, 2000        Offering      Offering
                                     -------------        --------      --------

Stockholders' equity
Common Stock, $0.001 par value;
25,000,000 shares authorized;              2,200             2,440        4,200
Additional Paid In Capital                24,800            67,791      489,031
Retained deficit                          (1,825)           (1,825)     ( 1,825)
Total Stockholders' Equity                25,175            68,406      491,406

Total Capitalization                      25,175            68,406      491,406

Number of shares outstanding           2,200,000         2,440,000    4,200,000

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.



                                 TRANSFER AGENT


         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Discount Mortgage Source, Inc.

         I have audited the accompanying balance sheets of Discount Mortgage Source, Inc. (a development stage company) as of July 15, 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the period from inception (July 11, 2000) to July 15, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Discount Mortgage Source, Inc. as of July 15, 2000, and the results of operations and its cash flows for the period from inception (July 11, 2000) to July 15, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note F to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.


Charles E. Smith
Rockwall, Texas
July 22, 2000

                         DISCOUNT MORTGAGE SOURCE, INC.
                           a Development Stage Company

                                 BALANCE SHEETS
                                  July 15, 2000


                                     ASSETS
                                     ------

                                                                 July 15, 2000
                                                                ----------------
CURRENT ASSETS:
    Cash                                                                   $175

PROPERTY AND EQUIPMENT:
    Website                                                              25,000

                                                                ----------------

TOTAL ASSETS                                                            $25,175
                                                                ================




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES                                                                   0

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value                                        2,200
    Additional paid-in-capital                                           24,800
    Deficit accumulated during the development stage                     (1,825)
                                                                ----------------
        Total Stockholders' Equity                                       25,175
                                                                ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $25,175
                                                                ================


















See accompanying notes                F-2

                         DISCOUNT MORTGAGE SOURCE, INC.
                           a Development Stage Company

                             STATEMENT OF OPERATIONS
             Period from Inception (July 11, 2000) to July 15, 2000


                                                                 Period from
                                                                  Inception
                                                               (July 11, 2000)
                                                                     to
                                                                July 15, 2000
                                                               ----------------

REVENUE:
    Sales                                                                   $0
    Interest income
    Total revenue                                                           $0

COST OF SALES:                                                               0
                                                               ----------------

GROSS PROFIT                                                                 0

OPERATING EXPENSE:
    Depreciation and amortization                                            0
    Consulting - related party                                           1,500
    General and administrative                                             325
                                                               ----------------
        Total Operating Expense                                          1,825

                                                               ----------------

NET LOSS                                                               ($1,825)
                                                               ================



Weighted average shares outstanding                                  2,160,000
                                                               ================

Loss per share - basic and diluted                                      ($0.00)
                                                               ================





















See accompanying notes                F-3



                         DISCOUNT MORTGAGE SOURCE, INC.
                           a Development Stage Company

           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
             Period from inception (July 11, 2000) to July 15, 2000




                                             Common  Stock                           Paid In
                                         Shares          Amount                      Capital             Total
                                 --------------------------------------------------------------    ----------------

Balance,
        July 11, 2000
        (date of inception)                  -0-             -0-                           -0-                 -0-

Shares issued on July 11, 2000 for:
           Cash                          500,000             500                                               500
           Services                    1,500,000           1,500                                             1,500

        July 12, 2000 for:
           Website development           200,000             200                        24,800              25,000

Net Loss                                                                                                    (1,825)

                                 --------------------------------------------------------------    ----------------
Balance
        June 30, 2000                  2,200,000          $2,200                       $24,800             $25,175
                                 ==============================================================    ================


















See accompanying notes                F-4



                         DISCOUNT MORTGAGE SOURCE, INC.
                           a Development Stage Company

                             STATEMENT OF CASH FLOWS
             Period from inception (July 11, 2000) to July 15, 2000


                                                                                    Period from
                                                                                     Inception
                                                                                  (July 11, 2000)
                                                                                        to
                                                                                   July 15, 2000
                                                                                  ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                              ($1,825)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Items not requiring cash - stock issued for services                        1,500

                                                                                  ----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                                     (325)


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                                          0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                                      500

                                                                                  ----------------
    Total cash flows from financing activities                                                500

                                                                                  ----------------

NET INCREASE IN CASH                                                                         $175

CASH, BEGINNING OF PERIOD                                                                       0
                                                                                  ----------------

CASH, END OF PERIOD                                                                          $175
                                                                                  ================




Note:
----
Non-cash investing activity - the company issued 200,000 shares valued at $0.125 per share for a total of $25,000 for development of its website.














See accompanying notes                F-5

                         DISCOUNT MORTGAGE SOURCE, INC.
                           a Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                  July 15, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History: The Company was organized July 11, 2000 under the name of Discount Mortgage Source, Inc. in the State of Texas and is in the development stage. The Company's business plan outlines its plan of operations which is to allow people to obtain residential mortgage loans over the internet. Its development activities included the setting up of the Company's website and advertising its website to encourage borrowers to apply for loans on the internet.

Basis of Accounting:
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
Revenue is recognized when a loan is closed. The company receives a fee for each loan that is processed through its website and subsequently closed.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the period presented.

Accounting Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock based compensation:
The Company accounts for stock based compensation in accordance with FAS 123 and APB No. 25 and the Financial Accounting Standards Board Interpretation No. 44. This requires that we base the issuance of stock at the fair value of the consideration received.

                         DISCOUNT MORTGAGE SOURCE, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                  July 15, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies (con't):
--------------------------------------------------------------------------------

Software Development Costs: The Company accounts for its software development costs under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

Income Tax:
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Note B - Web site:
-----------------

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $25,000. The cost of the web site is being amortized over three years starting in August 2000, the first full month of operation.

The cost of developing the web site is accounted for under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44) "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25" which was effective July 1, 2000. The website development was paid for by issuing 200,000 shares of common stock, the value of which was $0.125 per share which was arbitrarily determined and negotiated since there was no readily determinable market value for the Company's shares.

                         DISCOUNT MORTGAGE SOURCE, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                  July 15, 2000

Note C - Stockholders' Equity:
-----------------------------

Common Stock:
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At July 15, 2000, there were 2,200,000 shares outstanding respectively. The Company has not paid a dividend to its shareholders.

Common stock issuances
On July 11, 2000, the Company issued 2,000,000 shares to the President for $2,000, comprised of $500 cash and $1,500 of his services. The services were valued at $1,500 and the stock issued at par.

On July 12, 2000, the Company issued to unrelated parties 200,000 shares for the development of its website valued at $25,000. The value assigned of $0.125 per share was arbitrarily determined and negotiated by the Company and the developers of the website since there was no readily determinable market value for the shares.

Note D - Income Taxes:
---------------------

The Company had a net operating loss of $1,825 for the period presented. The Company's year end is September 30. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

         Operating losses expire:           2020              $1,825

The Company has adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109. In accordance with SFAS No. 109, the Company has recorded a valuation allowance equal to the deferred tax asset as a result of the Company's "going concern" opinion referred to in Note F and the uncertainty that it will be realized.

                         DISCOUNT MORTGAGE SOURCE, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                  July 15, 2000

Note D - Income Taxes (con't):
-----------------------------

The components of the provision (benefit) for income taxes included in the financial statements as of July 15, 2000 are as follows:

Deferred tax assets:
Net operating loss carryforwards                                $(   274)
Valuation allowance                                                   274
                                                                ----------
Total deferred income tax assets                                      -0-
Total deferred income tax liabilities                                 -0-
                                                                -----------
Net deferred income tax assets                                  $     -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:

U.S. federal statutory rate                                         ( 34)%
Increase (decrease) in rates resulting from:
         Change in valuation allowance for deferred tax asset         34 %
                                                                ----------
Effective tax rate                                                     0 %

Note E - Related Party Transactions:
-----------------------------------

In July 2000, the Company issued to its President 2,000,000 shares in consideration for $2,000, comprised of $500 cash and $1,500 of his services. The services were valued at $1,500 and the stock was issued at par.

Note F - Going Concern:
----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                           2
Corporate Information                                                        2
Risk Factors                                                                 3
Forward Looking Statements                                                   5
Dilution                                                                     5
Plan of Distribution                                                         6
Use of Proceeds                                                              7
Description of Business                                                      8
Plan of Operations                                                           11
Description of Property                                                      12
Director's, Executive Officers and Significant Employees                     13
Remuneration of Officers and Directors                                       13
Interest of Management and Others in Certain Transactions                    14
Principal Shareholders                                                       14
Securities Being Offered                                                     15
Relationship with Issuer of Experts Named in Registration Statement          15
Legal Proceedings                                                            15
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            15
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          16
Legal Matters                                                                16
Experts                                                                      16
Summary Financial Data                                                       16
Dividend Policy                                                              17
Capitalization                                                               17
Transfer Agent                                                               18
Financial Statements                                                         F-1

Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Texas law. We carry no director or executive liability insurance.

Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                      Minimum          Maximum
                                                     --------------------------
        SEC Registration Fee                         $    269        $      269
        Printing and Engraving Expenses                 2,000            19,000
        Legal Fees and Expenses                         5,000             5,000
        Edgar Fees                                      1,800             1,800
        Accounting Fees and Expenses                    2,500             2,500
        Blue Sky Fees and Expenses                      5,000             5,000
        Miscellaneous                                     200               200
                                                     --------------------------
                  TOTAL                              $ 16,769        $   33,769

Item 3.          Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus  required by section  10(a)(3) of the
                    Securities  Act; and
               (ii) Reflect in the prospectus any facts or events which,
                    individually or together,
represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                       1.1

Item 4.          Unregistered Securities Issued or Sold Within One Year

        The Company sold on July 11, 2000 to its founder 2,000,000 shares of common stock which was issued to him for $2,000, composed of $500 cash and $1,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during July 1999, the founder, sole officer and director purchased stock for a combination of $500 cash and $1,500 of services.

        The Company issued 200,000 shares on July 12, 2000 to two companies, (100,000 shares each) in consideration for building and developing the website. This stock was valued at $25,000 or $0.125 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on July 12, 2000, these companies developed the web site in exchange for 200,000 shares (100,000 each) of stock valued at $0.125 per share or a total of $25,000. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

Item 5.          Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.          Identification of Exhibit
   3.1*  -      Articles of Incorporation
   3.2*  -      By Laws
   4.2*  -      Specimen Stock Certificate
  10.4*  -      Subscription Escrow Agreement
  10.6*  -      Form of Subscription Agreement
  23.1   -      Opinion of Lamberth & Stewart, PLLC, Attorneys at Law
  23.2   -      Consent of Charles E. Smith, Certified Public Accountant
  23.3*  -      Consent of Lamberth & Stewart, PLLC, Attorneys at Law

* Filed previously

                                       1.2

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Rockwall, State of Texas, on the date indicated below.

                                            Discount Mortgage Source, Inc.


                                            By: /S/  Michael Kamps
                                                -----------------------------
                                                     Michael Kamps, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                          Title                         Date
--------------------------------------------------------------------------------


/S/  Michael Kamps                 President, Secretary,
-----------------------------      Treasurer; Director        September 19, 2000
     Michael Kamps, President

                                       1.3